Exhibit 12.1

EyeCare Centers of America, Inc.

Ratio of Earnings to Fixed Charges

		12 Months 1/1/05		Proforma 12 Months 1/1/05
Fixed Charges:
Interest expense, note discount & interest income		17,633,067		26,940,067
Amortization of debt issuance costs		2,583,038		2,765,000
Rental:
Store rent expense	31,806,193		31,806,193
O/H rent expense	1,087,139		1,087,139

	32,893,332		32,893,332
Times 27%		8,881,200		8,881,200

Total Fixed Charges		29,097,305		38,586,267

Earnings:
Pretax income		22,148,987		11,204,000
Fixed Charges		29,097,305		38,586,267

Total Earnings		51,246,292		49,790,267

Ratio of earnings to fixed charges		1.76		1.29